EXHIBIT 99.1

B Communications' Fourth Quarter Earnings Release Scheduled For March 17, 2016

Ramat-Gan, Israel March 7, 2016, B Communications Ltd. (NASDAQ/TASE: BCOM), today announced that it will release its Fourth quarter results on Thursday, March 17, 2016.

On the same day, B Communications' management will host an interactive teleconference to discuss its main key parameters and its unconsolidated results at 5.00 PM Israel Time / 10.00 AM EST.

To participate, please call one of the following access numbers several minutes before the call begins1-888-668-9141 from within the U.S. or -0-800917-5108 from within the U.K, or +972-3-9180609 from Israel or other international locations.

In addition, Bezeq - The Israel Telecommunication Corp., B Communications' subsidiary, will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO, on Thursday, March 17, 2016, at 4:00 PM Israel Time / 9:00 AM EST. Participants are invited to join the live conference call by dialing:

International	Phone number:	+972-3-918-0688

Israel	Phone number:	03-9180688

A live webcast of Bezeq's conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

About B Communications:

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in in Bezeq - The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following web sites:

www.eurocom.co.il;

www.igld.com;

www.bcommunications.co.il;

www.ir.bezeq.co.il

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman-Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620